Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Customer Relations Centers, Inc.

Registration Statement on Form S-1

Filed October 14, 2014

File No. 333-199306

Dear Ms. Jacobs:

On behalf of China Customer Relations Centers, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated November 10, 2014, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Issuer acknowledges this comment and respectfully submits that it has not provided, nor has it authorized anyone to provide, written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Additionally, the Issuer does not believe there are any research reports about the Issuer that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering. The Issuer notes that it will supplementally provide the Staff copies of any of the above-described written communications or research reports of which it becomes aware.

Prospectus Summary

2.	Your summary disclosure appears to contain detailed information that is better suited for the body of the prospectus. A summary should not include a lengthy description of your business. We also note that much of your discussion, such as on pages 2 and 3 under the caption “Industry and Market Background,” is repeated elsewhere in your prospectus. Please revise the disclosure in your Summary to ensure that it provides a brief overview of the key aspects of your business. Refer to Item 503(a) of Regulation S-K and part IV.C of SEC Release No. 33-7497.

The Issuer acknowledges the comment and has revised the summary disclosure accordingly in the Amendment.

Our Company, page 1

3.	Please provide support for your claim of leadership in the first sentence in this section and the first bullet point under the heading “Our Competitive Strengths” on page 4.

The Issuer acknowledges this comment and has removed the language regarding its claim of leadership in the Amendment.

You should also provide support for your statement:

•	In the first sentence of the third full paragraph on page 1 that you “hold major contracts with many of the largest companies” in the telecommunications industry in China;

The Issuer acknowledges this comment and has revised the language that it holds contracts with “many of the largest companies” in the Amendment to it holds contracts with “two of the three telecommunications carriers in China, specifically China Mobile and China Telecom.”

•	In the last sentence of the second full paragraph on page 3 that “growth rate of consumption is expected to continue to outpace GDP growth;”

The Issuer acknowledges this comment and has removed this language from the Amendment.

•	In the third bullet point on page 4 that you are the “largest telecommunications call enter BPO operation in China.”

The Issuer acknowledges this comment and has revised this language in the Amendment to state that the Issuer is a telecommunications call center instead of the largest call center.

4.	You disclose in the second sentence that you have 5,000 seats in your call centers. If you are unable to fully utilize your capacity, you should revise to so indicate in your disclosure here. In this regard, we note that you had 4,400 employees as of December 31, 2013.

The Issuer acknowledges this comment and has revised the language in the Amendment to indicate that it has not fully utilized all of its call center capacity.

5.	From your disclosure in the second-to-last paragraph in this section, it is unclear on what basis China Construction Bank and Bank of Communications are considered the largest banks. Please clarify.

The Issuer acknowledges the comment and has removed the language that China Construction Bank and Bank of Communications are considered the largest banks from the “Our Company” section on page 1 of the Amendment. However, China Construction Bank and Bank of Communications are considered the largest banks based upon assets held.

Industry and Market Background, page 2

6.	Regarding the industry data and other research you cite in your prospectus by the Ministry of Industry and Information Technology of China, National Statistical Bureau of China, Institute of International Finance, SNL Financial, KPMG, Euromonitor International, CNNIC, and iResearch, please provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted. Mark the copies appropriately to designate the portions you rely upon and cross-reference them to the statements in the prospectus.

The Issuer acknowledges the comment and has provided links to the source information herein. The source information is cross-referenced to the statements in the prospectus below. With regards to the industry data provided by iReseach, the Issuer has removed reference to that information in the Amendment. The Issuer notes that it will supplementally provide the Staff copies of any of the source information upon instructions from the Staff.

According to the Ministry of Industry and Information Technology of China, or MIIT, in January 2014, the number of China’s mobile phone subscribers increased to 1.235 billion while the number of China’s fixed-line phone subscribers decreased to 266 million. http://www.chinainternetwatch.com/7363/chinese-mobile-internet-users-reached-838-million-january-2014/) and http://marketinginchina-gary.blogspot.com/2014/04/as-of-january-2014-total-number-of.html

China’s gross domestic product (“GDP”) reached RMB 56.9 trillion in 2013, a 7.7% increase over the previous year, according to the National Statistical Bureau of China. http://news.xinhuanet.com/english/china/2014-01/20/c_133058484.htm)

According to the Institute of International Finance, China’s bank assets have grown more than five-fold over the last decade, as compared with a 40-50% increase in the US, Euro Area, and Japanese bank assets. https://www.iif.com/publication/research-note/international-expansion-chinese-banks)

According to private research, as of December 2013, four of the world’s top 15 banks by asset size are Chinese banks, including the world’s largest bank and the 7th, 9th, and 11th largest banks. http://www.globalbankingandfinance.com/snl-financial-ranks-the-largest-100-banks-in-the-world/) and https://www.snl.com/InteractiveX/Article.aspx?cdid=A-26316576-11566

According to private research, China’s banking industry is likely to experience significant changes as a result of the continuous opening up and reform of the financial services industry. http://www.kpmg.com/CN/en/IssuesAndInsights/ArticlesPublications/Documents/Mainland-China-Banking-Survey-201312-v1.pdf

According to private research, the household savings rate in China declined from 40.4% in 2009 to 39.5% in 2013. http://finance.yahoo.com/news/why-china-growth-story-helping-203204470.html

According to private research China had the world’s largest internet population with 618 million users as of December 31, 2013. ….According to private research, China has the world’s largest mobile internet user base with 500 million users as of December 31, 2013, and mobile usage is expected to increase, driven by the growing adoption of mobile devices. http://www1.cnnic.cn/IDR/ReportDownloads/201404/U020140417607531610855.pdf) and http://www.internetlivestats.com/internet-users/

According to private research, China’s online shopping is expected to increase from $296 billion in 2013 to $540 billion in 2015. http://www.forbes.com/sites/greatspeculations/2014/12/02/heres-why-changing-market-dynamics-should-worry-alibabas-investors/

According to private research Haier was ranked No. 1 in the world in the last five years in terms of household appliance sales, with 9.7% market share globally in 2013. http://www.prnewswire.com/news-releases/haier-ranked-the-1-global-major-appliances-brand-for-5th-consecutive-year-236929701.html

According to a May a May 8, 2014 Forbes report, among global 2000 companies, China Construction Bank ranked the second larges company in the world. http://www.forbes.com/sites/liyanchen/2014/05/07/the-worlds-largest-companies-china-takes-over-the-top-three-spots/

According to private research the top 5 retailers in China had a combined market share of less than 20% in 2012, as compared with approximately 24% to 60% in comparable categories in the United States for the same period. In 2013, per capita retail space in China was significantly lower than in the United States, the United Kingdom, Japan and Germany. http://www.mckinsey.com/insights/asia-pacific/china_e-tailing and

http://ibd.morningstar.com/article/article.asp?id=655194&CN=brf295,http://ibd.morningstar.com/archive/archive.asp?inputs=days=14;frmtId=12,%20brf295

Our Challenges and Risks, page 5

7.	Please consider expanding the list of your most significant challenges and risks to include those arising from your variable interest entity structure, as well as those arising from the complex and developing nature of the regulatory and legal system in the PRC.

The Issuer acknowledges this comment and has expanded the list of significant challenges and risks in the Amendment to include those that arise due to the variable interest entity structure as well as those arising from the regulatory and legal system in the PRC.

Risk Factors, page 10

8.	Some of your risk factor headings do not appear to describe the risks that may result from the facts or uncertainties you describe. For example, it is not clear from the first risk factor heading that your dependence on third-party software, systems, and services could have an adverse effect on your business. Please revise this and other similar risk factor headings to succinctly describe the risk to the company or investors posed by the circumstances you describe.

The Issuer acknowledges this comment and has revised the risk factor headings accordingly in the Amendment.

Changes in Regulation…, page 12

9.	Please succinctly explain in this risk factor and consider expanding your “Business” disclosure to explain how your business is related to the leasing of mobile services.

The Issuer acknowledges this comment and has revised the risk factor accordingly in the Amendment. In addition, the Issuer has removed the language in the risk factor related to the leasing of mobile services because that language does not pertain to the Issuer.

Risks Relating to our Corporate Structure

PRC laws and regulations…, page 19

10.	Expand to state that if your current ownership and operating structure is found to be in violation of any existing or future PRC laws and regulations, you may no longer be able to consolidate the financial results of Taiying, through which all of your operations are conducted, into your consolidated financial statements.

The Issuer acknowledges this comment and has added the requested language to the risk factor in the Amendment.

Our Corporate Structure

Control Agreements, page 32

11.	You mention in the second paragraph in this section and elsewhere in your prospectus that you can “substantially influence” the daily operations of Taiying and its subsidiaries. Where appropriate, please disclose the reasons for and specify the circumstances that result in you having less than full control over Taiying and its subsidiaries.

The Issuer acknowledges this comment and explains that is has full control over Taiying and its subsidiaries, therefore, there are no reasons or circumstances that would result in the Issuer having less than full control over Taiying and its subsidiaries. Accordingly, the Issuer has revised this language in the Amendment to indicate that it can “control” instead of “substantially influence” the daily operations of Taiying and its subsidiaries.

Use of Proceeds, page 34

12.	Given that it may take several months to remit funds to China, please clarify the applicability of the last sentence to proceeds until remittance is complete.

The Issuer acknowledges this comment and has clarified the applicability of the last sentence in the Amendment to proceeds until remittance is complete.

13.	You disclose in the last risk factor on page 18 that you expect to allocate a portion of your offering for acquisitions. Please revise your bullet point disclosure on page 34 to clarify the portion of the proceeds to be set aside for acquisitions.

The Issuer acknowledges the comment and has revised the bullet point disclosure in the Amendment to clarify that approximately 10% of gross proceeds or $1.2 million of the offering proceeds will be set aside for acquisitions.

Exchange Rate Information, page 35

14.	We note the link to www.oanda.com. Hyperlinked information is considered part of the prospectus and must be filed. Please file the information or revise to remove the hyperlink. Refer to footnote 41 of SEC Release No. 33-7856.

The issuer acknowledges this comment and has removed the hyperlink in the Amendment.

General

15.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

•	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Issuer respectfully advises the Staff that it maintains books and records in accordance with the accounting rules and regulations in the People’s Republic of China (“PRC GAAP”). On a quarterly basis, the Issuer and its subsidiaries will convert books and resources to U.S. GAAP for SEC reporting purposes.

The Issuer has the following procedures to convert local books and records to U.S. GAAP. These procedures were first established this year by the Issuer in preparation of its registration statement for its initial public offering on the Nasdaq Capital Market and approved by its Chief Financial Officer.

•	The Issuer’s special reporting team (as described further in the Issuer’s response to comment No. 16 below) prepares the financial information and statements in accordance with PRC GAAP for PRC statutory purposes.

•	The special reporting team prepares U.S. GAAP reconciliations at the end of each quarter. All reconciliation items are well documented with detailed calculations and data sources. Key reconciliation areas of the accounts for the subsidiaries will be recalculated and cross-checked by the special reporting team before they are finalized and submitted to the CFO of the Issuer for further review. The Issuer organized and conducted trainings for the special reporting team this year with regard to the proper practice of conversion from PRC GAAP to U.S. GAAP. The training was conducted by the Issuer’s CFO, who has extensive working experience under U.S. GAAP, and incorporated input from the Company’s external auditors. Subsequent updates to both PRC GAAP and U.S. GAAP have been circulated to the special reporting team on a timely basis.

•	The special reporting team reviews the reconciliations submitted by managers of the subsidiaries, and prepares the financial statements under U.S. GAAP. The special reporting team also prepare disclosures of the material financial information included in the annual financial statements. Finally, the CFO reviews and approves the financial statements and disclosures.

16.	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant;

•	and about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

The issuer acknowledges this comment and notes that it has an in-house six member special reporting team, which includes one senior accounting member who is responsible for preparing and supervising the preparation of our financial statements. This senior accounting member of our special reporting team has over ten years experience in accounting and auditing, including six years of experience in preparing and auditing financial statements in accordance with U.S. GAAP, and was the CFO of a NASDAQ traded, China based company before joining us.

The reporting team members are all full time employees of the Issuer. The special reporting team reports directly to the Issuer’s CFO.

17.	If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company; how and why they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements.

The Issuer respectfully advises the Staff that it does not retain an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

18.	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements.

The Issuer acknowledges this comment and notes that it has retained three accounting consultants to assist in the preparation of financial statements in accordance with U.S. GAAP.

One of the consultants has approximately seven years experience preparing financial statements in accordance with U.S. GAAP. He previously worked for a U.S. Fortune 500 company, one of the big four accounting firms, and a U.S. publicly traded company where he was responsible for U.S. GAAP compliance. He holds a masters degree in accounting, is a China certified public accountant (CPA), and is a certified internal auditor (CIA), as issued by the U.S. Institute of Internal Auditors.

Another consultant has approximately twelve years accounting and auditing experience, including six years experience in auditing financial statements in accordance with U.S. GAAP. This individual worked as a senior audit manager for two large accounting firms during the past six years, and has reviewed and audited more than five U.S. publically traded companies’ quarterly and annual reports. In addition, this individual is a China certified public accountant (CPA), and holds a bachelor degree in accounting.

The third consultant has approximately ten years accounting and auditing experience. Between 2007 and 2012, this individual worked for a medium sized U.S. auditing firm in its China office. As a lead audit manager, this individual has audited more than ten U.S. publically traded companies. Since 2013, this individual has worked for a consulting firm where she is responsible for preparing financial statements in accordance with U.S. GAAP. In addition, she is a China certified public accountant (CPA), and holds a master degree in accounting.

The Issuer believes these individual are qualified to assist in its preparation of financial statements in accordance with U.S. GAAP based upon their above-described credentials.

These three consultants have spent a total of 240 hours in preparing 2013 financial reports, 2012 financial reports, and the first six months of 2014 financial reports. They have spent a total of more than 150 hours in preparing the first nine months of 2014 financial reports. The Issuer has paid a total of $6,925 to the three consultants in connection with the preparation of its financial statements.

19.	As you do not identify an audit committee financial expert in your prospectus, please describe the extent of the audit committee’s U.S. GAAP knowledge.

The Issuer acknowledges this comment and expects that Owens Meng will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements. Accordingly, the Issuer has identified Owens Meng as its expected audit committee financial expert in the Amendment.

Overview, page 38

20.	It appears that the company receives a significant amount of government grants, which has a material impact on your net income or loss for the periods presented. Please revise your disclosures here to discuss the nature and amount of government grants received, why the grants were awarded, whether there are restrictions on how amounts should be used and whether there are any other obligations that exist after funding is received. Also disclose whether you anticipate grants to be received in the future and if so, the significance of future grants. Lastly, discuss the impact on your operations and profitability in the absence of future grants. See Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

The Issuer acknowledges this comment and has revised the overview section in the Amendment to include the requested disclosures and impact upon operations and profitability in the absence of future government grants.

Principal Factors Affecting Our Results of Operations, page 38

21.	Much of the discussion under the headings “Revenues,” “Factors Affecting Revenues,” “Costs and Expenses,” and “Factors Affecting Expenses” on pages 38 through 41 appears to be repeated under the same headings on pages 46 through 48. Please consider consolidating these discussions for readability.

The Issuer acknowledges this comment and has consolidated these discussions in the Amendment.

22.	You disclose that your fee structure differs for your inbound customer care services versus your outbound cold calling services, and also that your outbound services present different risks to your business than your inbound services, such as those discussed in the risk factor relating to telemarketing on page 12. Please tell us supplementally what percentage of total revenues you generate from your inbound versus outbound services for the periods covered by the financial statements, and advise what consideration you gave to disclosing these figures in your filing where appropriate. Please also tell us what consideration you gave to discussing any materials trends relating to your provision of these differing types of services.

The Issuer acknowledges this comment and states that for the nine months ended September 30, 2014, 41% of revenue was generated from inbound calling and 59% of revenue was generated from outbound calling. The Issuer has disclosed these figures in the Amendment. In addition, the Issuer has discussed any material trends in providing both inbound and outbound call services in the Amendment

Factors Affecting Revenues, page 39

23.	Please expand this discussion of risks to your business to address the actions that management is taking to address the most significant risks. You should also describe any performance indicators that management uses to assess your business that would be material to investors. In this regard, we note your mention of metrics on page 4, such as units sold – conversion rate and sales per hour, customer retention, and customer satisfaction form a positive sales experience. Refer to SEC Release No. 33-8350.

The Issuer acknowledges this comment and has expanded the discussion in the Amendment to include the actions taken to address the most significant risks.

With regards to performance indicators, the Issuer does not believe there is any set of metrics that it uses to assess its business that are material to investors. The Issuer’s client base, industries that it serves and the projects it is engaged to complete on behalf of its clients are all unique, therefore, performance indicators vary from project to project. The Issuer generally measures its success by the ability to retain clients and by the expansion of services provided to its clients.

Results of Operations, page 41

24.	Please clarify whether increases in sales to existing customers were attributable to increases in prices or volume. Similarly clarify your disclosure on page 50 to the extent that the increase in revenues was not attributable to new customers. Refer to Item 303(a)(3)(iii) of Regulation S-K.

The Issuer acknowledges this comment and has clarified in the Amendment that increases in sales to existing customers are attributable to increases in sales volumes. In addition, the Issuer has clarified the disclosure on page 50 that to the extent increase in revenues were not attributable to new customers they were attributable to an expansion of services provided to existing customers.

25.	You state the increase in gross margin from June 30, 2013 to June 30, 2014 was due to the increase of your operating efficiency and the termination of less profitable business. We also note similar disclosure on page 51. Please tell us what this less profitable business was, how significant it was to the periods presented, as well as how you accounted for its termination. See Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

The Issuer acknowledges this comment and respectfully submits that it decided not to renew several contracts with clients in the insurance industry because those contracts did not generate enough profit for the Issuer. These non-renewed client contracts accounted for 1.45% of revenue for the first six months of 2013. Accordingly, the Issuer has revised the language of “less profitable business” to the more accurate description of less profitable “client contracts” in the Amendment.

Liquidity and Capital Resources, page 42

26.

Revise to explain whether the proceeds of this offering are planned to be used to fund your PRC business. If so, explain the PRC regulations to be followed, as well as approvals to be obtained, regarding capital injections to foreign-invested enterprises, including provisions that limit foreign loans to the difference between the approved investment amount and the registered capital of a foreign-invested enterprise. Further, disclose Taiying’s approved investment amount and its registered capital as of the last period presented. Lastly explain the possible actions taken by the relevant PRC regulatory authorities due to a failure to strictly abide by any regulations and required approvals including whether it could materially impair your liquidity by curtailing your ability to finance your PRC business with the proceeds of this offering.

The Issuer acknowledges this comment and has explained in the Amendment that proceeds from this offering are planned to be used to fund the Issuer’s business. In addition, the Issuer has explained the applicable regulations and approvals to be obtained as well as describing the possible actions that could be taken by the PRC if the Issuer fails to strictly abide by the applicable regulations or if it fails to obtain required approvals.

As identified in the Amendment, the approved investment amount of WFOE is $10 million, its registered capital as of the last period presented is $5 million. Taiying is a PRC domestic company, which has registered capital RMB 10,000,000. Taiying does not have an approved investment amount because it is not a foreign-owned enterprise.

Liquidity, page 42

27.	Please provide a description of the terms under the revolving line of credit that you mention on page 42 and tell us what consideration you gave to filing any related agreements as exhibits.

The Issuer acknowledges this comment and has described the terms of the revolving line of credit in the Amendment. In addition, the Issuer filed a summary translation of the revolving line of credit as an exhibit to the Amendment.

Contractual Obligations, page 53

28.	Please tell us where you disclosed the assumptions that you reference in the first paragraph of this section.

The Issuer acknowledges this comment and has removed the reference to the assumptions in the first paragraph of this section in the Amendment. The Issuer’s listed contractual obligations are operating leases, therefore, it does not believe there is a need for explanations of significant assumptions.

Critical Accounting Policies, page 54

29.	Please revise to add the consolidation of your VIE as a critical accounting policy and disclose significant judgments used, assumptions made and accounting guidance followed in determining whether you are the primary beneficiary of Taiying and why consolidation of that entity in your consolidated financial statements was appropriate.

The Issuer acknowledges this comment and will include in the Amendment the following in its critical accounting policy:

Variable Interest Entities

Pursuant to ASC 810 and related subtopics related to the consolidation of variable interest entities, we are required to include in our consolidated financial statements the financial statements of VIEs. The accounting standards require a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. VIEs are those entities in which we, through contractual arrangements, bear the risk of, and enjoy the rewards normally associated with ownership of the entity, and therefore we are the primary beneficiary of the entity. Taiying is considered a VIE, and we are the primary beneficiary. We, through our wholly-owned subsidiary, WFOE, entered into the Control Agreements with Taiying pursuant to which WFOE shall receive all of Taiying’s net income and bear all losses of Taiying. In accordance with these agreements, Taiying shall pay consulting fees equal to 100% of its estimated earnings before tax to WFOE.

The accounts of Taiying and its subsidiaries are consolidated in the accompanying financial statements. As VIEs, Taiying and its subsidiaries’ sales are included in our total sales, its income from operations is consolidated with ours, and our net income includes all of Taiying and its subsidiaries’ net income, and their assets and liabilities are included in our consolidated balance sheets. The VIEs do not have any non-controlling interest and, accordingly, we did not subtract any net income in calculating the net income attributable to us. Because of the Control Agreements, we have pecuniary interest in Taiying that require consolidation of Taiying and its subsidiaries’ financial statements with our financial statements.

As required by ASC 810-10, we perform a qualitative assessment to determine whether we are the primary beneficiary of Taiying which is identified as a VIE of us. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The significant terms of the agreements between us and Taiying are discussed above in the “Our Corporate Structure – Contractual Arrangements with Taiying and Taiying’s Shareholder” section. Our assessment on the involvement with Taiying reveals that we have the absolute power to direct the most significant activities that impact the economic performance of Taiying. WFOE, our wholly own subsidiary, is obligated to absorb all operating risks of loss from Taiying and entitles WFOE to receive all of Taiying’s expected residual returns. In addition, Taiying’s shareholders have pledged their equity interest in Taiying to WFOE, irrevocably granted WFOE an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in Taiying and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by WFOE. Under the accounting guidance, we are deemed to be the primary beneficiary of Taiying and the results of Taiying and its subsidiaries are consolidated in our consolidated financial statements for financial reporting purposes.

Our Business

Online Retail Market, page 60

30.	Please define the terms tier 1 and 2 cities that you use in the third paragraph.

The Issuer acknowledges this comment and has defined the terms tier 1 and 2 cities in the Defined Terms and Conventions section of the Amendment.

Customers, page 62

31.	Refer to the second paragraph in this section and provide the specific percentages of revenue attributable to each of China Telecom and its provincial subsidiaries and China Mobile and its provincial subsidiaries for the six months ended June 30, 2014.

The Issuer acknowledges this comment and has provided the requested revenue percentages attributable to each of China Telecom and its provincial subsidiaries and China Mobile and its provincial subsidiaries for the nine months ended September 30, 2014.

Research and Development, page 65

32.	Please disclose any material amounts spent on research and development during the past two fiscal years. Refer to Item 101(h)(4)(x) of Regulation S-K.

The Issuer acknowledges this comment and notes that except for wages and salaries paid to research personnel, no material amount was spent on research and development.

Intellectual Property Rights, page 66

33.	You disclose in the third paragraph in this section that intellectual property rights are important to your business. We also note your disclosure in the second paragraph on page 2 that intellectual property rights protection is a key driver of performance in your industry. Given your disclosure indicating that you solely rely on trade secrets, confidentiality procedures, and contracts, please tell us what consideration you gave to adding a risk factor that highlights the risks to your business from the lack of patents or trademarks to protect your intellectual property, as well as the relative weakness of the Chinese intellectual property regime that you reference in this section.

The Issuer acknowledges this comment and has added a risk factor in the Risks Related to our Business Section of the Amendment that highlights the risks to its business from the lack of patents or trademarks to protect its intellectual property, as well as the relative weakness of the Chinese intellectual property regime.

34.	Please revise to explain the significance of the fact that you have been granted “registered computer software ownership rights to ten pieces of intellectual property rights by the China State Copyright Bureau.” Please also briefly discuss the nature of these ten pieces of intellectual property rights, if material.

The Issuer acknowledges this comment and notes that the significance of being granted registered computer software ownership rights to ten pieces of intellectual property rights by the China State Copyright Bureau is that it allows it to implement its own computer systems and software without having to purchase them from an outside vendor, thereby, lowering its startup costs when it opens additional call centers.

The Issuer has included in the Amendment the significance of being granted the registered computer ownership rights, as well as discussing the nature of these ten pieces of intellectual property rights.

Related Party Transactions

Transactions with Related Persons, page 77

35.	Please describe the related party transaction with Yongjie Yang.

The Issuer acknowledges this comment and notes that Ms. Yongjie Yang is the wife of its CEO, Gary Wang. In April 2012, Ms. Yang made a loan to the Issuer in the amount of $39,628 (RMB 250,000) that the Issuer repaid in June 2012. As of September 30, 2014, there is no longer a related party transaction between Yongjie Yang and the Issuer.

The Issuer has included in the Amendment a footnote in the related party transactions table noting the same.

36.	For those loans required to be disclosed under Item 404 of Regulation S-K, please disclose the largest aggregate amount of principal outstanding during the period for which disclosure is required. Refer to paragraphs (c)(1) and (a)(5) of Item 404 of Regulation S-K. In addition, tell us what consideration you gave to filing as exhibits any agreements related to the loans obtained from Chongqing Shenggu Investment Co. Ltd. and Chongqing Shenggu Construction Co. Ltd.

The Issuer acknowledges this comment and has provided the information regarding the largest aggregate amount of principal outstanding for the loans, and added summary translations of the loans obtained from Chongqing Shenggu Investment Co. Ltd. and Chongqing Shenggu Construction Co. Ltd as exhibits to the Amendment.

Principal and Selling Stockholders, page 79

37.	Refer to Item 403(b) of Regulation S-K and disclose in your table on page 79 the total number and percentage of shares owned by your officers and directors as a group.

The Issuer acknowledges this comment and has disclosed in the Amendment in the table on page 79 the total number and percentage of shares owned by the Issuer’s officers and directors as a group.

38.	In footnotes 8 through 12, you name the individual who controls the respective entity selling shareholder to which the footnote relates. Please revise to clarify, if accurate, that these individuals hold voting and investment power over the shares held by the entities listed in the table.

The Issuer acknowledges this comment and has revised the footnotes in the Amendment to indicate that the named individuals who control the respective entity selling shareholders also hold voting and investment power over the shares held by the entities listed in the table.

39.	Please disclose how the selling shareholders acquired their shares.

The Issuer acknowledges this comment and has disclosed in the Amendment that the selling shareholders acquired their shares as consideration for execution of the Control Agreements (as defined in the Amendment).

40.	Please tell us whether the entities in your table are broker-dealers or affiliate of broker-dealers. Be advised that a selling stockholder registered as a broker-dealer who did not receive its securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

The Issuer acknowledges this comment and has disclosed in the Amendment that none of the entities or individual selling shareholders are broker-dealers of affiliates of broker-dealers.

Placement, page 94

41.	You disclose in the fourth paragraph that the placement agent may be an underwriter. Please revise to disclose that Newbridge Securities Corporation is an underwriter. Refer to Securities Act Section 2(a)(11).

The Issuer acknowledges this comment and has revised the placement agent section to disclose that Newbridge Securities Corporation is an underwriter.

Consolidated Statements of Income and Comprehensive Income, page F-3

42.	Please tell us what is included in “Financial expenses.” To the extent it includes interest expense, please revise to present that amount separately for each period presented. Please make the same revisions on page F-24. Refer to Rule 5-03 of Regulation S-X.

The Issuer acknowledges the comment and notes that “Financial expenses” primarily include interest expense, interest income, bank service charges and guarantee expense. The guarantee expense represents the fees paid to the entities, which provide guarantees for the loans obtained by the Issuer. The following table lists the details of financial expenses for the years ended December 31, 2013 and 2012:

	For The Years Ended December 31,
	2013	2012
Interest expense	$(468,823)	$(517,400)
Interest income	6,880	5,628
Guarantee expense	(38,769)	(91,499)
Bank service charges	(51,423)	(11,437)

	$(552,135)	$(614,708)

The Issuer will revise and include in the Amendment the other income (expense) section included in the consolidated statements of income and comprehensive income on page F-3 to separately present “interest expense” as follows:

	For The Years Ended December 31,
	2013	2012
Interest expense	$(468,823)	$(517,400)
Government grants	2,714,026	1,152,983
Other income	112,140	85,802
Other expense	(101,034)	(137,451)

Total other income	$2,256,309	$583,934

The Issuer will include in the Amendment the consolidated financial statements for the periods ended September 30, 2014 and 2013 and will make the same revisions.

Notes to Consolidated Financial Statements

43.	You state that the company and China BPO Holdings Limited (“CBPO”) do not own any assets or conduct any operations. However, on page 49 you state that you and Taiying maintain cash and cash equivalents in China. Please revise your disclosures here to specifically note the amount of assets and liabilities maintained by you, CBPO and CBPO’s subsidiary and whether the remaining assets and liabilities on the consolidated financial statements are those of Taiying and its subsidiaries.

The Issuer acknowledges this comment and notes that the Issuer and CBPO maintain minimal amounts of cash and other liabilities in addition to the equity interests in CBPO and WFOE, respectively. CCRC and CBPO do not conduct any operations. As of September 30, 2014 and June 30, 2014, the assets and liabilities in the Issuer’s balance sheets relate to CCRC and CBPO are as follows:

	June 30, 2014		September 30, 2014
Assets	Held by CCRC	Held by CBPO	Held by CCRC	Held by CBPO
Cash	$224,002	$51,951	$822,714	$51,953
Liabilities
Other payables	$2,000	$52,000	$195,295	$52,000

WOFE does not own any assets nor conduct any operations.

In the Amendment the Issuer will revise the first paragraph under Note 1 – Organization in the Form S-1 as follows:

“China Customer Relations Centers, Inc. (the “Company”), was incorporated on March 6, 2014 under the laws of British Virgin Islands. China BPO Holdings Limited (“CBPO”), the Company’s 100% owned subsidiary, was established in Hong Kong on March 28, 2014 as a limited liability company. Other than the equity interest in CBPO, the Company does not own any material assets or liabilities or conduct any operations. CBPO holds all of the outstanding equity interest in Shandong Juncheng Information Technology Co., Ltd., a company established on August 19, 2014 in the People’s Republic of China (“PRC”) as a wholly foreign owned enterprise (“WFOE”). Other than the equity interest in WFOE, CBPO does not own any material assets or liabilities or conduct any operations. Shandong Taiying Technology Co., Ltd (“Taiying”) was incorporated on December 18, 2007 as a domestic Chinese corporation. Taiying and its nine wholly owned subsidiaries are engaged in business process outsourcing (“BPO”), acting as a service provider focusing on the complex voice-based segment of customer care services, including customer relationship management, sales, customer retention, marketing surveys and research for China’s major enterprises. Taiying’s call center BPO services enable its clients to increase revenue, reduce operating costs, improve customer satisfaction and enhance overall brand value and customer loyalty.”

The Issuer will also include in the Amendment an additional paragraph under Note 1 – Organization in the Form S-1 as follows:

“As CCRC, CBPO and WFOE were incorporated on March 6, 2014, March 28, 2014 and August 19, 2014, respectively, all the balances on the consolidated financial statements for the years ended December 31, 2013 and 2012 are those of Taiying and its subsidiaries.”

In addition, the Issuer will include in the Amendment the consolidated financial statements for the periods ended September 30, 2014 and 2013 and will include a paragraph under Note 1 – Basis of Presentation as follows:

“As of September 30, 2014 and December 31, 2013, the assets and liabilities in the Company’s balance sheets relate to CCRC and CBPO are as follows:

	September 30, 2014		December 31, 2013
	Held by CCRC	Held by CBPO	Held by CCRC	Held by CBPO
Assets
Cash	$822,714	$51,953	$—	$—

Liabilities
Other payables	$195,295	$52,000	$—	$—

WOFE does not own any assets nor conduct any operations.”

44.	Revise to disclose the risks related to the VIE structure. The revised disclosures should include stating that uncertainties in the PRC legal system could limit your ability to enforce these contractual arrangements. Also disclose what the PRC government could do if the corporate structure and contractual arrangements with the VIE were found to be in violation of any existing PRC laws and regulations including, if true: revoke the VIE business license, discontinue or restrict operations, require you to restructure the operations, take other regulatory or enforcement action against you that could be harmful to your business. Further, specifically state that if the imposition of any of these penalties causes the company to lose the right to direct the activities of the VIE and through the VIE’s equity interest in its subsidiaries or the right to receive their economic benefits, the company would no longer be able to consolidate the VIE and VIE’s subsidiaries. Please also make these revisions in your disclosures regarding the corporate structure on page 33.

The Issuer acknowledges this Comment and will add the following paragraph in the Amendment to disclose the risks related to the VIE structure under Note 1 – Organization and the corporate structure on page F-6 as well as on page 33 in the updated Form S-1/A:

“Although the structure the Company has adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. There are uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the Company’s contractual arrangements, which could limit the Company’s ability to enforce these contractual arrangements. If the Company or any of its variable interest entities are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including levying fines, revoking business and other licenses of the Company’s variable interest entities, requiring the Company to discontinue or restrict its operations, restricting its right to collect revenue, requiring the Company to restructure its operations or taking other regulatory or enforcement actions against the Company. In addition, it is unclear what impact the PRC government actions would have on the Company and on its ability to consolidate the financial results of its variable interest entities in the consolidated financial statements, if the PRC government authorities were to find the Company’s legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these government actions causes the Company to lose its right to direct the activities of Taiying and through Taiying’s equity interest in its subsidiaries or the right to receive their economic benefits, the Company would no longer be able to consolidate the Taiying and its subsidiaries.”

45.	Please revise your disclosure to describe the recognized and unrecognized revenue-producing assets that are held by the VIE. The assets may include electronic equipment, licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.

The Issuer acknowledges this comment and notes that itself (CCRC), CBPO and WFOE were incorporated on March 6, 2014, March 28, 2014 and August 19, 2014, respectively, therefore, on the consolidated financial statements for the years ended December 31, 2013 and 2012 included in the Form S-1, all the balances are those of Taiying and its subsidiaries. The Issuer will include in the Amendment an additional paragraph under Note 1 – Organization in the Form S-1 as follows:

“As CCRC, CBPO and WFOE were incorporated on March 6, 2014, March 28, 2014 and August 19, 2014, respectively, all the balances on the consolidated financial statements for the years ended December 31, 2013 and 2012 are those of Taiying and its subsidiaries.”

The Issuer will include in the Amendment the consolidated financial statements for the periods ended September 30, 2014 and 2013 and will include the following information to disclose the carrying amount and classification of the assets and liabilities in the Issue’s balance sheets that relate to the Company’s VIE and VIE’s subsidiaries as of September 30, 2014 and December 31, 2013:

“As of September 30, 2014 and December 31, 2013, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the Company’s VIE and VIE’s subsidiaries is as follows:”

	September 30,	December 31,
	2014	2013
	(Unaudited)
ASSETS

Cash	$2,333,228	$5,714,563
Accounts receivable	7,224,289	3,734,562
Accounts receivable—related party	372,890	364,042
Notes receivable	1,048,201	1,161,953
Prepayments	678,346	442,320
Due from related parties	1,452,674	961,230
Other current assets	1,392,942	1,070,138

Total current assets of VIE and its subsidiaries	14,502,570	13,448,808

Property and equipment, net	3,456,196	3,758,664
Deferred tax assets, non-current	177,908	36,711

Total non-current assets of VIE and its subsidiaries	3,634,104	3,795,375

Total assets of VIE and its subsidiaries	$18,136,674	$17,244,183

LIABILITIES

Accounts payable	$126,868	$101,845
Accrued liabilities and other payables	1,215,118	1,985,900
Wages payable	1,324,356	1,783,640
Income taxes payable	325,640	373,074
Short term loans	5,671,661	6,218,905
Advance from customer	142,902	—
Due to related parties	3,778,227	3,814,701
Deferred tax liabilities, current	609,101	113,437

Total current liabilities of VIE and its subsidiaries	13,193,873	14,391,502

Total liabilities of VIE and its subsidiaries	$13,193,873	$14,391,502

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

46.	You state that sales of the company are recorded when the actual costs occurred for inbound service and the certain business successful rate was obtained for the outbound service. With regards to the inbound service please clarify for us as to whether the “actual costs” are typically incurred when the service is provided, i.e., when the call is received, such that revenue is recognized in the same period in which the calls received and the fee is based. With regards to the outbound service you note that fees are based on either a per-minute, per-hour, per-transaction or per-call basis. Please tell us how that basis relates to obtaining the business successful rate as disclosed, how frequently that rate is determined, and whether fees based on minute, hour or transaction are only earned if the business successful rate is met.

The Issuer acknowledges this Comment and notes that regarding inbound service, the actual costs mainly include salary expenses. The salary expenses for call center staff are mainly comprised of basic salary and bonus. Bonus is based on the number of calls answered by the staff and is usually higher than the basic salary. These actual costs are typical incurred when the calls are received. In addition, we incur telephone rental expenses for each telephone line we rented and occupied. The rent expense for each telephone line is fixed each month. However, the number of lines we rented is based on the service needs. At the same time, we incur fixed costs such as rent expenses for the call centers, depreciation expenses for the property and equipment, etc. These costs are allocated between cost of revenues and general and administrative expenses on a monthly basis. For the year ended December 31, 2013, the Issuer recorded approximately $19.7 million of salary expenses, including employee benefits and social security expenses in cost of revenues, which represents 82.9% of the total cost of revenues. Therefore, a majority portion of the actual costs was occurred when the calls are received. The revenue is recognized in the same period when the services are provided and the fee is based.

Regarding outbound service, the fees are determined on a per-call basis. The fee for each outbound call consists of two parts: 1) basic standard fee for each outbound call; 2) extra fee for successfully selling products or completing marketing survey, etc. The business successful rate is calculated as the number of successful outbound call divided by the number of total calls made. First, the Issuer would estimate the successful rate according to the data extracted from the billing system we shared with our customers. The personnel from IT department compare and verify the data with the Issuer’s customers on a daily basis to ensure the consistency. The Issuer accrues revenues based on the estimate of successful rate. By the end of each billing cycle, the customer will provide us with the business successful rate which will be used to determine the fees we earned in the billing cycle. The business successful rate provided by the customer is based on the number of people who have actually subscribed the service. For instance, one of our outbound services for China Mobile includes calling the users and promoting a certain kind of paid ringtones. If the user agrees to download the ringtone and to pay for it, our call center staff will direct him or her to the payment process which we don’t have access to. In the billing system we shared with China Mobile, this call will be marked as a successful call. However, if the user did not complete the payment process, this particular call will be adjusted from the final business successful rate provided by China Mobile. Typically, there are no large discrepancies between the estimated successful rate and final successful rate. Therefore, when we recognize the revenues, the fees are considered fixed and determinable. The billing cycle is usually 30 days but does not necessarily fall into a calendar month. Our revenues have been estimated and adjusted for the differences between billing cycle and calendar month.

Government Grants, page F-11

47.	You state that government grants are recognized when received and all conditions specified in the grant have been met. Please revise to briefly describe the types of conditions typically included in the grants and whether you are under any obligations under the grant terms after amounts have been received.

The Issuer acknowledges this comment and notes all the government grants received since January 1, 2012 did not include any further obligations or conditions to be met. All the government subsidies the Issuer received were granted after certain conditions, such as certain number of local citizens or college graduates hired by the Issuer, had been met. Currently, the Issuer is not under any obligations under the grant terms after amounts have been received. However, in the future, it is possible the Issuer will be subject to obligations under the grant terms after amounts have been received. The Issuer will recognize the income from government grants when received and all conditions specified in the grants have been met.

The Issuer will revise the Government Grants section on page F-11 in the Amendment to read as follows: “The Company received grants from various government agencies after meeting certain conditions if applicable, such as locating contact centers in their jurisdictions or helping local employment needs. Government grants are recognized when received and all the conditions specified in the grant have been met. Currently the conditions are limited to the two listed above and the Company is not under any obligations under the grant terms after amounts have been received.”

Item 16. Exhibits and Financial Statement Schedules, page II-1

48.	Please file a copy of the escrow agreement with SunTrust Bank, Richmond, Virginia that complies with Rule 15c2-4(b)(2) of the Exchange Act of 1934.

The Issuer acknowledges this comment and filed a copy of the form escrow agreement as an exhibit to the Amendment.

49.	Please refile your Exhibit 3.1 in a proper electronic format. We refer you to Section 2.1 of the EDGAR Filer Manual-Volume II and Rule 102 of Regulation S-T for further guidance.

The Issuer acknowledges this comment and refilled Exhibit 3.1 in a proper electronic format to the Amendment.

50.	You state on page 19 that your PRC counsel, Kaitong Law Firm, advised you on the validity of the contracts between the WFOE Shandong Juncheng Information Technology Co., Ltd and the operating company Shandong Taiying Technology Co., Ltd. pursuant to which you exercise control Taiying. You disclose on page 21 that this firm also advised you on the New M&A Rule and other matters. Please tell us whether you obtained a written opinion from counsel regarding these matters and if so, what consideration you gave to including the legal opinion of Kaitong Law Firm as an exhibit.

The Issuer acknowledges this comment and has obtained a written opinion from Kaitong Law Firm, which is included as an Exhibit to the Amendment.

51.	In your prospectus, you refer to Zhili Wang and Debao Wang as Gary Wang and David Wang, respectively. Please revise the description in the exhibit index or the prospectus for consistency. We acknowledge in this regard the note on page 31 indicating that your prospectus follows the English naming convention, but it should be clear from disclosure throughout that Zhili Wang and Gary Wang for example refer to the same person.

The Issuer acknowledges this comment and has revised the Amendment to use the English names of Gary Wang and David Wang throughout the Amendment.

52.	We note your disclosure on pages 38 and 64 and throughout your document regarding your dependence on China Mobile and China Telecom. Please tell us what consideration you gave to filing any agreements with these entities. Refer to Item 601(b)(10)(ii) of Regulation S-K.

The Issuer acknowledges the comment and has included the China Mobile and China Telecom agreements as exhibits to the Amendment.

53.	Please file a copy of the 2014 Share Incentive Plan you disclose on pages F-21 and F-36 or advise.

The Issuer acknowledges this comment and filed a copy of the form Share Incentive Plan as an exhibit to the Amendment.

Item 17. Undertakings, page II-2

54.	Please tell us what consideration you gave to include the undertakings called for by Item 512(f) and (i) of Regulation S-K.

The Issuer acknowledges this comment and respectfully submits that the undertaking called for by Item 512(i) of Regulation S-K has been included. Further, the Issuer has revised the Amendment to include the undertaking called for by Item 512(f) of Regulation S-K.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg, Esq.